P.E. 1/29/02

02012229

RECD S.E.C.
JAN 29 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

For January 29, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This Report contains a copy of the following:

(1) The Press Release issued on January 29, 2002

ING

PRESS RELEASE

Amsterdam, 29 January 2002

Karel Vuursteen to be appointed member of the Supervisory Board ING Group

The Supervisory Board of ING Group has the intention to appoint Mr. Karel Vuursteen as member of the Supervisory Board as per 17 April 2002.

Since April 1993, Karel Vuursteen is chairman of the Executive Board of Heineken N.V. As per 25 April 2002, he will step down from this position. At this moment, Mr. Vuursteen is Supervisory Board member of several international companies, such as Gucci Group, Randstad Holding and AB Electrolux. Mr. Vuursteen is also vice-chairman of the Supervisory Board of Universiteit Nyenrode.

The Central Works Council of ING Group has given its positive advice regarding the intended appointment of Mr. Vuursteen. The appointment will be put on the agenda of the Annual General Meeting of Shareholders of ING Group on Wednesday, 17 April 2002.

At this moment, Mr. Vuursteen is chairman of the Advisory Council of ING Group. After he has become a member of the Supervisory Board of ING Group, Mr. Vuursteen will be succeeded by Mr. Gerlach J.N.H. Cerfontaine, chairman of N.V. Schiphol Group and presently a member of the Advisory Council.

Mr. Jan Berghuis and Mr. Jan Kamminga will step down as members of the Supervisory Board of ING Group as per 17 April 2002. They are not available for reappointment because they have reached the maximum term as member of the Supervisory Board.

Press office: Ward Snijders, +31 20 541 6522

P.O. Box 810, 1000 AV Amsterdam

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: /s/ C.F. Drabbe

C.F. Drabbe
Assistant General Counsel

Dated: January 29, 2002